# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Honest Company, Inc., CIK 0001530979
CUSIP: 438333106
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 12130 Millennium Drive, Suite 500, Los Angeles, California (CA), 90094
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001570550

## Reporting persons
- Nikolaos Vlahos: type of reporting person: individual (IN); citizenship or place of organization: California (CA); sole voting power 2,450,000; shared voting power 0; sole dispositive power 2,450,000; shared dispositive power 0; aggregate amount beneficially owned 2,450,000 (2.2% of the class)

## Item 1. Issuer
Name of issuer: The Honest Company, Inc.
Address of issuer's principal executive offices: 12130 Millennium Drive, Suite 500, Los Angeles, CA, 90094

## Item 2. Person Filing
Name of person filing: Nikolaos Vlahos
Address of principal business office or, if none, residence:
c/o Rhode
P.O. Box 15965
Beverly Hills, CA 90209
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, Mr. Vlahos beneficially owned 2,450,000 shares of the Issuer's Common Stock, consisting of 2,450,000 shares issuable pursuant to stock options held by Mr. Vlahos that are exercisable within 60 days of December 31, 2024.
Percent of class:
Percent of Common Stock is based on the denominator of (i) 108,902,315 shares of the Issuer's Common Stock outstanding as of December 31, 2024; and (ii) 2,450,000 shares of the Issuer's Common Stock issuable pursuant to stock options held by Mr. Vlahos that are exercisable within 60 days of December 31,
2024 and deemed as outstanding Common Stock for purposes of computing this percentage in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended. Based on the above, Mr. Vlahos beneficially owned 2.3% of the Issuer's outstanding Common Stock as of December 31, 2024.
Sole power to vote or to direct the vote: 2,450,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,450,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Nikolaos Vlahos: /s/ Nikolaos Vlahos, Nikolaos Vlahos (03/21/2025)